Exhibit 99.80

DeFi Technologies’ Subsidiary Valour Inc.
Announces Plans to Launch a Physical Backed ETP, the Valour HBAR Staking ETP
in Collaboration with The Hashgraph Association (THA)

●	Expansion of Physically Backed ETPs: DeFi Technologies’ subsidiary, Valour Inc., announces a new product offering launching a physically backed Exchange Traded Product (ETP) the Valour HBAR Staking ETP in collaboration with The Hashgraph Association (THA) – a Swiss-based independent and non-profit organization focused on empowering a digital future for all by, leveraging Hedera’s eco-friendly distributed ledger technology (DLT) that is governed by the world’s leading organizations. This comes on the heels of a recent collaboration between Valour Inc. and Bitcoin Suisse to demonstrate Valour’s dedication to expanding physically backed digital asset products and broadening market accessibility for cryptocurrencies to institutional investors on traditional exchanges like XETRA.

●	Hedera’s Significance: Hedera is a leading decentralized and open-source public network, notable for its energy-efficient Proof-of-Stake (PoS) consensus mechanism. It is governed by a council of independent, global organizations consisting of Fortune 500 enterprises and prestigious universities, including major corporations such as Google, IBM, Boeing, Dell, Deutsche Telekom, Standard Bank, and LG Electronics. HBAR, the native currency of Hedera, is used for network utilization fees and network security and ranks amongst the world’s top forty cryptocurrencies globally with a market cap of $2.5 Billion.

TORONTO, January 22, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, will offer a physical backed ETP, the Valour HBAR Staking ETP in Collaboration with The Hashgraph Association (THA).

HBAR is the native, energy-efficient cryptocurrency of the public Hedera DLT network. HBARs are used to pay application transaction fees and protect the network from attack through proof-of-stake and its asynchronous byzantine fault tolerant (aBFT) hashgraph consensus algorithm. HBAR has a market cap of $2.5 Billion and ranks amongst the top 40 cryptocurrencies globally.

Hedera is a decentralized, open-source, proof-of-stake public ledger that utilizes the leaderless, asynchronous Byzantine Fault Tolerance (aBFT) hashgraph consensus algorithm. It is governed by a collusion-resistant, decentralized council of leading enterprises, universities, and web3 projects from around the world. Hedera is built differently from other blockchains. It has high throughput with fast finality; low, predictable fees; fair transaction ordering with consensus timestamps; and a robust codebase that ensures scalability and reliability at every layer of its network infrastructure. Hedera is governed responsibly by the world’s leading organizations to ensure the network is collusion-resistant.

Valour also recently announced the launch of the 1Valour Bitcoin Physical Carbon Neutral ETP (ISIN: GB00BQ991Q22) on June 15, 2023. This ETP, secured by the respective digital assets physically stored with regulated custodians like Copper, is part of Valour’s commitment to providing physically backed digital asset platforms. Additionally, Valour offers fully hedged digital asset ETPs, with listings across European exchanges, banks, and broker platforms.

About Hedera

Hedera is the open source, leaderless proof-of-stake network powering the next generation of Web3. Hedera’s robust ecosystem is built by a global community, on a network governed by a diverse council of industry-leading organizations, including abrdn, Avery Dennison, Boeing, Chainlink, COFRA, DBS Bank, Dell, Dentons, Deutsche Telekom, DLA Piper, EDF (Électricité de France), eftpos, FIS (WorldPay), Google, Hitachi America, IBM, the Indian Institute of Technology (IIT), LG Electronics, The London School of Economics (LSE), Magalu, Nomura Holdings, ServiceNow, Shinhan Bank, Standard Bank Group, Swirlds, Tata Communications, Ubisoft, University College London (UCL), Wipro, and Zain Group. For more details, visit https://hedera.com/

About The Hashgraph Association

The Hashgraph Association is at the forefront of the digital enablement and empowerment of organisations through the broad adoption of Hedera-powered enterprise-grade solutions and decentralized applications, which includes supporting and funding of training, innovation, and venture building programs globally. As a non-profit organization headquartered in Switzerland, The Hashgraph Association provides funding for innovation, research, and development that enables economic inclusion and a digital future for all, with a positive environmental, social, and governance (ESG) impact. For further information about The Hashgraph Association, visit www.hashgraph-association.com.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and 1Valour Ethereum Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; growth of AUM; breakdown of AUM holdings; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations
ir@defi.tech

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